February 2, 2007

Mr. Jason Wynn

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 100 F. Street, N.E.

Washington, D.C. 20549

Re:	Silver Reserve Corp.
Registration Statement on Form SB-2
Filed December 22, 2006
File No. 333-139619

Dear Mr. Wynn:

We are responding to the letter of H. Roger Schwall, Assistant Director, dated January 12, 2007, concerning the registration statement filed by Silver Reserve Corp. ("Silver Reserve" or the "Company") on December 22, 2006. The paragraph numbers in this letter correspond with the paragraph numbers in Mr. Schwall's letter.

Amendment No. 1 to the Registration Statement of Silver Reserve Corporation (the "Company" or "Silver Reserve") on Form SB-2, which contains our changes, was electronically filed on February 2 , 2007. Enclosed with this letter is a hard copy of Amendment No. 1, which has been marked to show our changes from the Registration Statement, filed on December 22, 2006.

General
1.	Prior to inclusion on the OTC-Bulletin Board, the Company has requested the selling shareholders to sell, if at all, at a fixed price of $0.75 per share. We have made conforming changes throughout the Registration Statement regarding this pricing information.

Selling Shareholders and Plan of Distribution
2.	JF Mackie & Company is a registered broker-dealer in the Province of Alberta, Canada. Bateman & Company Ltd. is a registered broker-dealer in the Cayman

Mr. Jason Wynn February 2, 2007 Page2

Islands. Power One Capital Markets Ltd. is a limited market-marker registered in the Province of Ontario, Canada. In each case, their shares were issued by Silver Reserve as compensation for investment banking services, specifically for acting as a placement agent in connection with a private placement. We have added this disclosure to the Registration Statement.

3.	We have identified the persons who exercise voting and/or dispositive powers with respect to the shares held by the selling shareholders that are entities.

4.	We have added the requested disclosure with respect to the transactions in which the selling shareholders acquired their securities of the Company.

Signatures
5.	Randal Ludwar, who signed the original Registration Statement as a Director and as the Chief Financial Officer, also serves as the Company's principal accounting officer. The Registration Statement signature page now reflects his title.

We appreciate your prompt response to our filing. I am happy to answer any additional questions or respond to comments.

Thank you.

Very truly yours,

Jonathan H. Gardner
cc: Mr. Todd Montgomery